Blue Gold Limited
94 Solaris Avenue, Camana
Bay Grand Cayman, KY1-
1108, Cayman Islands

August 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attention: Daniel Morris

Re:	Blue Gold Ltd

Registration Statement on Form F-1 Filed

July 18, 2025

File No. 333-288744

Ladies and Gentlemen:

This letter sets forth the response of Blue Gold Limited (the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance, Office of Energy & Transportation, of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated July 30, 2025, with respect to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”), filed with the SEC on July 18, 2025.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement on Form F-1 (the “Revised Registration Statement”), which reflects the Company’s responses from the comment received from the Staff and certain updated information. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

U.S. Securities and Exchange Commission

August 5, 2025

Registration Statement on Form F-1 filed July 18, 2025

Index to Consolidated Financial Statements, page F-1

1.	We note that you have included pro forma financial statements depicting your recent merger and provided historical financial statements of Blue Gold Holdings Ltd. as well as Perception Capital Corp. IV, which include the accounts of Blue Gold Ltd. as a subsidiary. However, based on the requirements in Item 4 of Form F-1 and Item 18 of Form 20-F, it appears that you would also need to include stand-alone audited financial statements of the registrant, Blue Gold Ltd. (including any subsidiaries), as of the end of its most recently completed fiscal year.

Response:

In connection with the recently completed Business Combination, Perception Capital Corp. IV (“Perception”) merged with and into its wholly-owned subsidiary, Blue Gold Limited, with Blue Gold Limited as the surviving entity.  Prior to this Blue Gold Limited was a wholly owned subsidiary of Perception and is therefore included in the audited consolidated financial statements included in their annual report on Form 10-K as filed with the SEC on March 28, 2025. Blue Gold Limited was established solely to serve as the ultimate parent company upon consummation of the business combination and, prior to the transaction, conducted no business operations and held no material assets.  We disclose that Blue Gold Limited conducted no business operations and held no materials assets on the cover to the Revised Registration Statement and in the sections titled “Prospectus Summary—Business Combination” and “Recent Developments—Business Combination Agreement.”

As disclosed in the Registration Statement, the audited historical financial statements of Perception include the historical financial information of Blue Gold Limited such as they are given the limited nature of the business.  The total assets held by Blue Gold Limited, as of December 31, 2024, represent less than 0.05% of the total assets held by Perception as of December 31, 2024, which we disclosed on the cover to the Revised Registration Statement and under the sections titled “Prospectus Summary—Business Combination” and “Recent Developments—Business Combination Agreement.”  Additionally, given that Blue Gold Limited was consolidated with Perception, its financial statements have also been included in the unaudited condensed consolidated pro forma financial statements as of December 31, 2024. Preparation and inclusion of separate stand-alone audited financial statements for Blue Gold Limited would not provide material additional information for investors.  However, it would impose a significant cost on the Company, and it also would result in a delay given it involves coordinating with another audit firm.  The cost and delay are without corresponding benefit to investors.

The Company also considered the guidance in the Division of Corporation Finance Financial Reporting Manual (“FRM”), including Section 1160.3, and believes the registrant’s historical financial statements may appropriately be omitted in this case.  FRM 1160.3 provides that the registrant’s financial statements may be omitted following a business combination when the registrant was a shell company prior to the transaction, and the financial statements of the accounting acquirer are being presented for all required periods.  As disclosed on pages F-4, F-8 and F-35 of the Registration Statement and on pages 44 of the Revised Registration Statement, Blue Gold Limited was treated as the “acquired” company and Blue Gold Holdings Limited was treated as the accounting acquirer for financial statement reporting purposes.  We also note that FRM 1170.2(b) contemplates the scenario where a SPAC is the accounting acquirer and acquires a target business.  Accordingly, the guidance in FRM 1170.2(b) is inapplicable, as it assumes the registrant is presenting financial statements of a SPAC that acquired a business, which could make its financials relevant for comparative purposes. Here, that is not the case, as the registrant is not the accounting acquirer and had no meaningful operations or financial history prior to the transaction.

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U.S. Securities and Exchange Commission

August 5, 2025

If you have any questions regarding this letter, please do not hesitate to contact Blue Gold’s legal counsel, Brian Hirshberg at (212) 506-2176 by email at BHirshberg@mayerbrown.com.

Very truly yours,

/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer, Blue Gold Limited

cc:	Brian Hirshberg, Mayer Brown LLP